1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 11, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Shareholders Approve NT$3.0 Cash Dividend

Hsinchu, Taiwan, R.O.C. – June 11, 2013 – TSMC (NYSE: TSM) today held its annual shareholders’ meeting, which passed the following major resolutions:

1.	Approved the 2012 Business Report and Financial Statements. Consolidated revenue for 2012 totaled approximately NT$506.25 billion and net income was approximately NT$166.16 billion, with earnings per share of NT$6.41.

2.	Approved the distribution of a NT$3.0 cash dividend per common share.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Ms. Dana Tsai Principal Specialist PR Department Tel: 886-3-505-5036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com